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                              September 14, 2022

       Gal Krubiner
       Chief Executive Officer
       Pagaya Technologies Ltd.
       Azrieli Sarona Bldg, 54th Floor
       121 Derech Menachem Begin
       Tel-Aviv 6701203, Israel

                                                        Re: Pagaya Technologies
Ltd.
                                                            Amendment No. 1 to
Registration Statement on Form F-1
                                                            Filed August 30,
2022
                                                            File No. 333-266228

       Dear Mr. Krubiner:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our August 10, 2022 letter.

       Amendment No. 1 to Registration Statement on Form F-1

       Cover Page

   1. We note your response to our prior comment 5. We note that the public warrants and 5,166,667 private
placement warrants have recently been out of the money. Please disclose the likelihood
that warrant holders will not exercise their warrants and provide similar disclosure in
the prospectus summary, risk factors, MD&A and use of proceeds section and disclose
that cash proceeds associated with the exercises of the warrants are dependent on the stock
price. As applicable, describe the impact on your liquidity and update the discussion
on the ability of your company to fund your operations on a
                                                        prospective basis with
your current cash on hand.
 Gal Krubiner
Pagaya Technologies Ltd.
September 14, 2022
Page 2
Summary of the Prospectus
Company Overview, page 1

2. In light of the significant number of redemptions and the potential that the company will not receive significant proceeds from exercises of the warrants because of the disparity between the exercise price of the warrants and the current trading price of the Class A common stock (we note that the public warrants and 5,166,667 private placement warrants were recently out of the money), expand your discussion of capital resources to address
       any changes in the company   s liquidity position since the business
combination. If the
       company is likely to have to seek additional capital, discuss the effect of this offering on
       the company   s ability to raise additional capital.
The securities being offered in this prospectus represent a substantial percentage of our outstanding Class A Ordinary Shares, page 57

3.     We note your response to comment 2. We note your disclosure addressing that the
       Sponsor, private placement investors, PIPE investors, and other selling securityholders may experience a positive rate of return if share prices decline. Please revise to clearly state that the public securityholders may not experience a similar rate of return on the securities they purchased if there were such a price drop. In addition, in an appropriate place in your prospectus, state that while the Sponsor, private placement investors, PIPE investors, and other selling securityholders may experience a positive rate of return based on the current trading price, due to differences in the purchase prices and the current trading price, the public securityholders may not experience a similar rate of return.
Management's Discussion and Analysis of Financial Condition and Results of Operations, page
76

4. Please update your disclosure in the Liquidity and Capital Resources section, and elsewhere, to specifically address the fact that you may miss your 2022 Adjusted EBITDA projection and explain how that has impacted or may impact your financial position and create further risks to your business operations and liquidity, if applicable.

       Please contact Tonya K. Aldave at 202-551-3601 or John Dana Brown at 202-551-3859
with any questions.



                                                             Sincerely,
FirstName LastNameGal Krubiner
                                                             Division of
Corporation Finance
Comapany NamePagaya Technologies Ltd.
                                                             Office of Finance
September 14, 2022 Page 2
cc:       Andrea Nicolas, Esq.
FirstName LastName